SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 6, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ ID (CNPJ): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35300016831

NOTICE TO THE MARKET

Clarifications regarding Official Letter (Ofício) No. 235/2016-CVM/SEP/GEA-2

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company” or “Sabesp”) hereby presents the clarifications below, as requested by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) through the abovementioned Official Letter (Ofício), about a news article called “Muito Além da Petrobras” (“News”), published by Revista Época in its July 2, 2016 edition. For the avoidance of doubt, we quote the Official Letter (Ofício) below:

Official Letter (Ofício) No. 235/2016-CVM/SEP/GEA-2

“Dear Sir,

1.        We refer to the news article entitled "Way Beyond Petrobras (Muito Além da Petrobras)," published by Revista Época on July 2, 2016, including the following information:

After leaving Banco Itaú, executive Fábio Cleto started operating his own investment fund in 2011. He knew Lúcio Funaro from the financial market, an operator with a bad reputation who was accused of illegal operations and was involved in the “Mensalão” scandal. He knew that Funaro was also close to federal congressman Eduardo Cunha, from PMDB of Rio de Janeiro. At that time, he was not aware that, in Brasília, politicians were having a hard time finding a name to hold the highly-desired title of vice-president of Caixa, due to the technical requirements made by the Ministry of Finance. Three names had already been barred. Cleto did not know that he was the right person at the right time. Even though he did not know anyone in Brasília, he was chosen to fill that vacancy in the government, a position intended for politicians. His employment was the result of Lúcio Funaro’s work, who recommended him to Cunha, who in his turn vouched for his appointment with the leader of PMDB in Congress at that time, namely congressman Henrique Eduardo Alves. The deed was done. Cleto had not even met Cunha. But he knew through Funaro that the job would provide benefits, i.e., bribes.

[...]

         Nevertheless, Cleto said that he informed Cunha about the initial date of disbursements, which was enough to start collections under the scheme. Odebrecht, another contractor involved in the “petrolão” scandal, is mentioned due to its participation in project

Aquapolo, a partnership with Sabesp, the state-owned water utility of the State of São Paulo, in the largest enterprise for the production of industrial reuse water in South America. Cleto says that he received R$400 thousand to act in favor of the R$326 million transaction.

2.        In connection with the foregoing, we request your statement about the truthfulness of the information disclosed in the news article and, if such information is true, the reasons why you believed this was not a Material Fact (Fato Relevante), pursuant to CVM Instruction No. 358/2002.

3.        Your statement must include a copy of this Official Letter (Ofício) and be sent via the Periodic Information Transmission System (IPE System), under category “Notice to the Market,” type “Clarifications on CVM/BOVESPA inquiries,” matter "Notice Disclosed in the Press."

4.        It is important to note that, pursuant to Article 3 of CVM Instruction No. 358/02, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market in which the securities issued by the company are admitted to trading, of any material act or fact that has occurred or is related to the company’s business, as well as ensuring the wide, immediate, and simultaneous disclosure of such material act or fact in all markets in which the relevant securities are admitted to trading.

5.        We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Instruction No. 358/02 of inquiring the Company’s management and controlling shareholders in order to find out whether they were aware of information that should be disclosed to the market and any material fact that has occurred or is related to the company’s business, as well as ensuring the wide, immediate, and simultaneous disclosure of such material fact in all markets in which such securities are admitted to trading.

6.        We advise you that, by order of the Superintendece of Corporate Relations (Superintendência de Relações com Empresas), under the authority conferred to it by law, and pursuant to Item II of Article 9 of Law No. 6.385/76, and CVM Instruction No. 452/07, non-compliance with the requirement included in this Official Letter (Ofício) within one (1) business day from the date of acknowledgment of the contents of this Official Letter (Ofício), sent by email, will result in the imposition of a fine in the amount of one thousand Reais (R$1,000.00) without prejudice to other administrative penalties.”

Clarification:

          In reference to the News above, in which Sabesp is indirectly mentioned, the Company clarifies that it is not aware of any type of improper payment in connection with project Aquapolo – a company in which it holds a minority (non-controlling) interest, and therefore there is currently no material fact to be disclosed in connection with the Company’s business. The Company clarifies further that it did not have access to the contents of the plea bargain agreement mentioned in the News and that it is taking the required measures, internally and together with Aquapolo, to clarify the information included therein.

Sabesp reaffirms its commitment to faithfully comply with its obligation to disclose information to the market pursuant to applicable law and its policy for disclosure of material facts.

Having met your request, we remain at your disposal for any additional clarifications.

São Paulo, July 5, 2016.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 6, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.